SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D
(RULE 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(AMENDMENT NO. 1)*

Cherokee International Corporation

(Name of Issuer)

Common Stock, par value $ 0.001 per share

(Title of Class of Securities)

164450108

(CUSIP Number)

GSCP (NJ), Inc.
500 Campus Drive
Suite 220
Florham Park, NJ 07932
Attention: Robert A. Hamwee
Philip Raygorodetsky
(973) 437-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 10, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |  |

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

PAGE 1 OF 27 PAGES

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 164450108	Page 2 of 27 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS GSC Recovery II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) [_] (B) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 2,300,692 -0- 2,300,692

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,300,692

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%

14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No.: 164450108	Page 3 of 27 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS GSC Recovery II GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) [_] (B) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 2,300,692 -0- 2,300,692

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,300,692

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%

14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No.: 164450108	Page 4 of 27 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS GSC RII, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) [_] (B) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 2,300,692 -0- 2,300,692

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,300,692

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%

14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No.: 164450108	Page 5 of 27 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS GSC Recovery IIA, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) [_] (B) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 2,271,843 -0- 2,271,843

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,271,843

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%

14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No.: 164450108	Page 6 of 27 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS GSC Recovery IIA GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) [_] (B) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 2,271,843 -0- 2,271,843

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,271,843

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%

14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No.: 164450108	Page 7 of 27 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS GSC RIIA, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) [_] (B) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 2,271,843 -0- 2,271,843

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,271,843

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%

14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No.: 164450108	Page 8 of 27 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS GSC Partners CDO Fund, Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) [_] (B) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 349,416 -0- 349,416

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 349,416

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%

14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No.: 164450108	Page 9 of 27 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS GSC Partners CDO Fund II, Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) [_] (B) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 78,197 -0- 78,197

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,197

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%

14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No.: 164450108	Page 10 of 27 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS GSCP (NJ), Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) [_] (B) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 5,000,148 -0- 5,000,148

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,148

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%

14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No.: 164450108	Page 11 of 27 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS GSCP (NJ), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) [_] (B) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 5,000,148 -0- 5,000,148

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,148

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%

14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No.: 164450108	Page 12 of 27 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS GSCP (NJ) Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) [_] (B) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 4,572,535 -0- 4,572,535

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,572,535

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8%

14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No.: 164450108	Page 13 of 27 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Keith W. Abell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) [_] (B) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 5,000,148 -0- 5,000,148

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,148

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%

14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No.: 164450108	Page 14 of 27 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Alfred C. Eckert III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) [_] (B) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 5,000,148 -0- 5,000,148

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,148

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%

14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No.: 164450108	Page 15 of 27 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Robert A. Hamwee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) [_] (B) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 5,000,148 -0- 5,000,148

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,148

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%

14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No.: 164450108	Page 16 of 27 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Richard M. Hayden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) [_] (B) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 5,000,148 -0- 5,000,148

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,148

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%

14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No.: 164450108	Page 17 of 27 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Thomas V. Inglesby

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) [_] (B) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 5,000,148 -0- 5,000,148

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,148

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%

14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No.: 164450108	Page 18 of 27 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Matthew C. Kaufman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) [_] (B) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 5,000,148 -0- 5,000,148

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,148

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%

14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No.: 164450108	Page 19 of 27 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Christine K. Vanden Beukel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) [_] (B) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 5,000,148 -0- 5,000,148

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,148

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%

14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No.: 164450108	Page 20 of 27 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Andrew J. Wagner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) [_] (B) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 5,000,148 -0- 5,000,148

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,148

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%

14	TYPE OF REPORTING PERSON (See Instructions) IN

INTRODUCTION

           This Amendment No. 1 to Schedule 13D Statement (this "Amendment No. 1") is filed pursuant to Rule 13d-2(a)(1) of Regulation 13D-G of the General Rules and Regulations under the Act on behalf of the following persons (each a "Reporting Person" and collectively, the "Reporting Persons") for the purpose of amending and supplementing the statement on Schedule 13D filed jointly by the Reporting Persons with the Securities and Exchange Commission on August 30, 2004 (the "Initial Statement," and together with this Amendment No. 1, the "Statement") to report each Reporting Person's acquisition of additional beneficial ownership of the common stock, par value $0.001 per share (the "Common Stock"), of Cherokee International Corporation, a corporation organized under the laws of Delaware (the "Issuer"): (1) GSC Recovery II, L.P., (2) GSC Recovery II GP, L.P., (3) GSC RII, LLC, (4) GSC Recovery IIA, L.P., (5) GSC Recovery IIA GP, L.P., (6) GSC RIIA, LLC, (7) GSC Partners CDO Fund, Limited, (8) GSC Partners CDO Fund II, Limited (9) GSCP (NJ), Inc., (10) GSCP (NJ), L.P., (11) GSCP (NJ) Holdings, L.P., (12) Keith W. Abell, (13) Alfred C. Eckert III, (14) Robert A. Hamwee, (15) Richard M. Hayden (16) Thomas V. Inglesby, (17) Matthew C. Kaufman, (18) Christine K. Vanden Beukel and (19) Andrew J. Wagner.

           Capitalized terms used and not defined in this Amendment No. 1 shall have the meanings set forth in the Initial Statement.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Item 3 is hereby amended by adding the following at the end thereof:

           The shares of Common Stock acquired by GSC Recovery II, L.P. that are reported in this Amendment No. 1 were purchased for an aggregate consideration of $988,575.25, and the shares of Common Stock acquired by GSC Recovery IIA, L.P. that are reported in this Amendment No. 1 were purchased for an aggregate consideration of $2,044,670.43. The cash consideration for the shares of Common Stock came from funds available for investment of GSC Recovery II, L.P. and GSC Recovery IIA, L.P.

ITEM 4.	PURPOSE OF TRANSACTION.

           Item 4 is hereby amended by adding the following at the end thereof:

           The shares of Common Stock acquired by GSC Recovery II, L.P. and GSC Recovery IIA, L.P. that are reported in this Amendment No. 1 were purchased for investment purposes in a series of open market transactions.

           The Reporting Persons may from time to time discuss among themselves and with other persons market conditions and other factors concerning their investment in the Issuer, as well as specific actions that might be taken in light of prevailing circumstances with respect to such interests. The Reporting Persons reserve the right from time to time to acquire or to dispose of the Common Stock or to formulate other purposes, plans or proposals regarding the Issuer or the Common Stock held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.

           Other than as set forth above, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

           Items 5(a) and (b) of the Initial Statement is hereby amended and restated in its entirety as follows:

           As of the date hereof, GSC Recovery II, L.P. directly owns 2,300,692 shares of Common Stock representing approximately 11.99% of the issued and outstanding shares of Common Stock, GSC Recovery IIA, L.P. directly owns 2,271,843 shares of Common Stock, representing approximately 11.84% of the issued and outstanding shares of Common Stock, GSC Partners CDO Fund, Limited directly owns 349,416 shares of Common Stock, representing approximately 1.8% of the issued and outstanding shares of Common Stock, and GSC Partners CDO Fund II, Limited directly owns 78,197 shares of Common Stock, representing approximately 0.4% of the issued and outstanding shares of Common Stock. The number of shares of Common Stock that GSC Recovery II, L.P. directly owns does not include the 35,901 shares that in January 2004 GSC Recovery II, L.P. agreed to transfer to Clark Michael Crawford pursuant to the Compensation Agreement described in Item 6 of this Statement, and the number of shares of Common Stock that GSC Recovery IIA, L.P. directly owns does not include the 25,637 shares that in January 2004 GSC Recovery IIA, L.P. agreed to transfer to Mr. Crawford pursuant to such Compensation Agreement.

           Collectively, the Reporting Persons, for purposes of Rule 13d-3 under the Act, may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, an aggregate of 5,000,148 shares of Common Stock representing approximately 26.07% of the issued and outstanding shares of Common Stock.

           The aggregate percentage of shares of Common Stock is based on the 19,182,254 shares outstanding as of July 31, 2004 based on the Issuer’s Quarterly Report on Form 10-Q for the period ended June 27, 2004, filed with the Securities and Exchange Commission on August 9, 2004.

           GSC Recovery II GP, L.P. is the general partner of GSC Recovery II, L.P.; GSC RII, LLC is the general partner of GSC Recovery II GP, L.P.; GSCP (NJ) Holdings, L.P. is the managing member of GSC RII, LLC; GSCP (NJ), L.P. is the manager of GSC Recovery II, L.P. and GSCP (NJ), Inc. is the general partner of GSCP (NJ) Holdings, L.P. and GSCP (NJ), L.P. By virtue of such relationships with GSC Recovery II, L.P., each of GSC Recovery II GP, L.P., GSC RII, LLC and GSCP (NJ) Holdings, L.P. may deemed to be the beneficial owner of, and for purposes of Rule 13d-3 under the Act to have the shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of 2,300,692 shares of Common Stock, representing approximately 11.99% of the issued and outstanding shares of Common Stock held directly by GSC Recovery II, L.P. Each of GSC Recovery II GP, L.P., GSC RII, LLC and GSCP (NJ) Holdings, L.P. disclaims beneficial ownership of such Common Stock except to the extent of its pecuniary interest in the Issuer's Common Stock.

           GSC Recovery IIA GP, L.P. is the general partner of GSC Recovery IIA, L.P.; GSC RIIA, LLC is the general partner of GSC Recovery IIA GP, L.P.; GSCP (NJ) Holdings, L.P. is the managing member of GSC RIIA, LLC; GSCP (NJ), L.P. is the manager of GSC Recovery IIA, L.P. and GSCP (NJ), Inc. is the general partner of GSCP (NJ) Holdings, L.P. and GSCP (NJ), L.P. By virtue of such relationships with GSC Recovery IIA, L.P., each of GSC Recovery IIA GP, L.P., GSC RIIA, LLC and GSCP (NJ) Holdings, L.P. may deemed to be the beneficial owner of, and for purposes of Rule 13d-3 under the Act to have the shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of 2,271,843 shares of Common Stock, representing approximately 11.84% of the issued and outstanding shares of Common Stock held directly by GSC Recovery IIA, L.P. Each of GSC Recovery IIA GP, L.P., GSC RIIA, LLC and GSCP (NJ) Holdings, L.P. disclaims beneficial ownership of such Common Stock except to the extent of its pecuniary interest in the Issuer's Common Stock.

           By virtue of its relationship with GSC Recovery II, L.P. and GSC Recovery IIA, L.P., GSCP (NJ) Holdings, L.P. may deemed to be the beneficial owner of, and for purposes of Rule 13d-3 under the Act to have the shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of 4,572,535 shares of Common Stock representing approximately 23.8% of the issued and outstanding shares of Common Stock held directly by GSC Recovery II, L.P. and GSC Recovery IIA, L.P. GSCP (NJ) Holdings, L.P. disclaims beneficial ownership of such Common Stock except to the extent of its pecuniary interest in the Issuer's Common Stock.

           By virtue of their relationship with the GSC Funds, each of GSCP (NJ), L.P. and GSCP (NJ), Inc. may deemed to be the beneficial owner of, and for purposes of Rule 13d-3 under the Act to have the shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of 5,000,148 shares of Common Stock representing approximately 26.07% of the issued and outstanding shares of Common Stock held directly by the GSC Funds. GSCP (NJ), L.P. is the collateral manager of GSC Partners CDO Fund, Limited and GSC Partners CDO Fund II, Limited and GSCP (NJ), Inc. is the general partner of GSCP (NJ), L.P. Each of GSCP (NJ), L.P. and GSCP (NJ), Inc. disclaims beneficial ownership of such Common Stock except to the extent of its pecuniary interest in the Issuer's Common Stock.

           By virtue of their position as executive officers and stockholders of GSCP (NJ), Inc. and limited partners of GSCP (NJ), L.P. and GSCP (NJ) Holdings, L.P., Messrs. Abell, Eckert, Hamwee, Hayden, Inglesby, Kaufman, Wagner and Ms. Vanden Beukel may deemed to be beneficial owners of, and for purposes of Rule 13d-3 under the Act to have the shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of 5,000,148 shares of Common Stock representing approximately 26.07% of the issued and outstanding shares of Common Stock held directly by the GSC Funds. Each of these individuals disclaims beneficial ownership of such Common Stock except to the extent of her or his pecuniary interest in the Issuer's Common Stock.

           Item (c) is hereby amended by adding the following at the end thereof:

On September 10, 2004, GSC Recovery II, L.P. purchased 114,914 shares of Common Stock on the open market for $7.07 per share. On September 13, 2004, GSC Recovery II, L.P. made the following purchases of Common Stock on the open market: (i) 1,467 shares of Common Stock for $7.20 per share, (ii) 98 shares of Common Stock for $7.22 per share, (iii) 1,630 shares of Common Stock for $7.23 per share, (iv) 15 shares of Common Stock for $7.25 per share, (v) 532 shares of Common Stock for $7.28 per share, (vi) 2,746 shares of Common Stock for $7.29 per share, (vii) 3,871 shares of Common Stock for $7.30 per share, (viii) 54 shares of Common Stock for $7.32 per share, (ix) 65 shares of Common Stock for $7.33 per share, (x) 117 shares of Common Stock for $7.34 per share; (xi) 3,259 shares of Common Stock for $7.35 per share; (xii) 33 shares of Common Stock for $7.37 per share; (xiii) 456 shares of Common Stock for $7.38 per share, (xiv) 717 shares of Common Stock for $7.39 per share; (xv) 847 shares of Common Stock for $7.41 per share; (xvi) 260 shares of Common Stock for $7.43 per share and (xvii) 130 shares of Common Stock for $7.44 per share. On September 14, 2004, GSC Recovery II, L.P. made the following purchases of Common Stock on the open market: (i) 65 shares of Common Stock for $7.48 per share, (ii) 33 shares of Common Stock for $7.50 per share, (iii) 144 shares of Common Stock for $7.51 per share, (iv) 163 shares of Common Stock for $7.55 per share, (v) 98 shares of Common Stock for $7.60 per share, (vi) 65 shares of Common Stock for $7.61 per share, (vii) 33 shares of Common Stock for $7.63 per share, (viii) 33 shares of Common Stock for $7.64 per share, (ix) 391 shares of Common Stock for $7.65 per share, (x) 196 shares of Common Stock for $7.66 per share, (xi) 489 shares of Common Stock for $7.67 per share, (xii) 130 shares of Common Stock for $7.69 per share, (xiii) 283 shares of Common Stock for $7.70 per share, (xiv) 65 shares of Common Stock for $7.71 per share, (xv) 65 shares of Common Stock for $7.73 per share, (xvi) 65 shares of Common Stock for $7.74 per share, (xvii) 521 shares of Common Stock for $7.75 per share, (xviii) 844 shares of Common Stock for $7.80 per share, (xix) 33 shares of Common Stock for $7.81 per share, (xx) 682 shares of Common Stock for $7.82 per share, (xxi) 65 shares of Common Stock for $7.83 per share, (xxii) 68 shares of Common Stock for $7.87 per share, (xxiii) 130 shares of Common Stock for $7.88 per share, (xxiv) 521 shares of Common Stock for $7.89 per share, (xxv) 98 shares of Common Stock for $7.90 per share, (xxvi) 33 shares of Common Stock for $7.94 per share, (xxvii) 33 shares of Common Stock for $7.95 per share, (xxviii) 33 shares of Common Stock for $7.96 per share, (xxix) 65 shares of Common Stock for $7.99 per share and (xxx) 1,858 shares of Common Stock for $8.00 per share.

On September 10, 2004, GSC Recovery IIA, L.P. purchased 237,686 shares of Common Stock on the open market for $7.07 per share. On September 13, 2004, GSC Recovery IIA, L.P. made the following purchases of Common Stock on the open market: (i) 3,033 shares of Common Stock for $7.20 per share, (ii) 202 shares of Common Stock for $7.22 per share, (iii) 3,370 shares of Common Stock for $7.23 per share, (iv) 32 shares of Common Stock for $7.25 per share, (v) 1,099 shares of Common Stock for $7.28 per share, (vi) 5,679 shares of Common Stock for $7.29 per share, (vii) 8,006 shares of Common Stock for $7.30 per share, (viii) 111 shares of Common Stock for $7.32 per share, (ix) 135 shares of Common Stock for $7.33 per share, (x) 242 shares of Common Stock for $7.34 per share; (xi) 6,741 shares of Common Stock for $7.35 per share; (xii) 67 shares of Common Stock for $7.37 per share; (xiii) 944 shares of Common Stock for $7.38 per share, (xiv) 1,483 shares of Common Stock for $7.39 per share; (xv) 1,753 shares of Common Stock for $7.41 per share; (xvi) 536 shares of Common Stock for $7.43 per share and (xvii) 270 shares of Common Stock for $7.44 per share. On September 14, 2004, GSC Recovery IIA, L.P. made the following purchases of Common Stock on the open market: (i) 135 shares of Common Stock for $7.48 per share, (ii) 67 shares of Common Stock for $7.50 per share, (iii) 297 shares of Common Stock for $7.51 per share, (iv) 337 shares of Common Stock for $7.55 per share, (v) 202 shares of Common Stock for $7.60 per share, (vi) 135 shares of Common Stock for $7.61 per share, (vii) 67 shares of Common Stock for $7.63 per share, (viii) 67 shares of Common Stock for $7.64 per share, (ix) 809 shares of Common Stock for $7.65 per share, (x) 404 shares of Common Stock for $7.66 per share, (xi) 1,011 shares of Common Stock for $7.67 per share, (xii) 270 shares of Common Stock for $7.69 per share, (xiii) 585 shares of Common Stock for $7.70 per share, (xiv) 135 shares of Common Stock for $7.71 per share, (xv) 135 shares of Common Stock for $7.73 per share, (xvi) 135 shares of Common Stock for $7.74 per share, (xvii) 1,079 shares of Common Stock for $7.75 per share, (xviii) 1,747 shares of Common Stock for $7.80 per share, (xix) 67 shares of Common Stock for $7.81 per share, (xx) 1,409 shares of Common Stock for $7.82 per share, (xxi) 135 shares of Common Stock for $7.83 per share, (xxii) 141 shares of Common Stock for $7.87 per share, (xxiii) 270 shares of Common Stock for $7.88 per share, (xxiv) 1,079 shares of Common Stock for $7.89 per share, (xxv) 202 shares of Common Stock for $7.90 per share, (xxvi) 67 shares of Common Stock for $7.94 per share, (xxvii) 67 shares of Common Stock for $7.95 per share, (xxviii) 67 shares of Common Stock for $7.96 per share, (xxix) 135 shares of Common Stock for $7.99 per share and (xxx) 3,842 shares of Common Stock for $8.00 per share.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Dated: September 14, 2004

GSC RECOVERY II, L.P.

By:    GSC Recovery II GP, L.P.,
          its general partner

By:    GSC RII, LLC,
          its general partner

By:    GSCP (NJ) Holdings, L.P.,
          its sole member

By:    GSCP (NJ), Inc.,
          its general partner

By:    /s/ Matthew C. Kaufman
          Name: Matthew C. Kaufman
          Title: Managing Director

GSC RECOVERY IIA, L.P.

By:    GSC Recovery IIA GP, L.P.,
          its general partner

By:    GSC RIIA, LLC,
          its general partner

By:    GSCP (NJ) Holdings, L.P.,
          its sole member

By:    GSCP (NJ), Inc.
          its general partner

By:    /s/ Matthew C. Kaufman
          Name: Matthew C. Kaufman
          Title: Managing Director

GSC PARTNERS CDO FUND, LIMITED

By:    GSCP (NJ), L.P.
          as attorney-in-fact

By:    GSCP (NJ), Inc.
          its general partner

By:    /s/ Matthew C. Kaufman
          Name: Matthew C. Kaufman
          Title: Managing Director

GSC PARTNERS CDO FUND II,
LIMITED

By:    GSCP (NJ), L.P.
          as attorney-in-fact

By:    GSCP (NJ), Inc.
          its general partner

By:    /s/ Matthew C. Kaufman
          Name: Matthew C. Kaufman
          Title: Managing Director

GSCP (NJ), INC.

By:    /s/ Matthew C. Kaufman
          Name: Matthew C. Kaufman
          Title: Managing Director

GSCP (NJ), L.P.

By:    GSCP (NJ), Inc.
          its general partner

By:    /s/ Matthew C. Kaufman
          Name: Matthew C. Kaufman
          Title: Managing Director

GSCP (NJ) HOLDINGS, L.P.

By:    GSCP (NJ), Inc.,
          its general partner

By:    /s/ Matthew C. Kaufman
          Name: Matthew C. Kaufman
          Title: Managing Director

GSC RECOVERY II GP, L.P.

By:    GSC RII, LLC,
          its general partner

By:    GSCP (NJ) Holdings, L.P.,
          its sole member

By:    GSCP (NJ), Inc.,
          its general partner

By:    /s/ Matthew C. Kaufman
          Name: Matthew C. Kaufman
          Title: Managing Director

GSC RECOVERY IIA GP, L.P.

By:    GSC RIIA, LLC,
          its general partner

By:    GSCP (NJ) Holdings, L.P.,
          its sole member

By:    GSCP (NJ), Inc.
          its general partner

By:    /s/ Matthew C. Kaufman
          Name: Matthew C. Kaufman
          Title: Managing Director

GSC RII, LLC

By:    GSCP (NJ) Holdings, L.P.,
          its sole member

By:    GSCP (NJ), Inc.,
          its general partner

By:    /s/ Matthew C. Kaufman
          Name: Matthew C. Kaufman
          Title: Managing Director

GSC RIIA, LLC

By:    GSCP (NJ) Holdings, L.P.,
          its sole member

By:    GSCP (NJ), Inc.
          its general partner

By:    /s/ Matthew C. Kaufman
          Name: Matthew C. Kaufman
          Title: Managing Director

Keith W. Abell, Alfred C Eckert III, Robert A. Hamwee, Richard M. Hayden, Thomas V. Inglesby, Matthew C. Kaufman, Christine K. Vanden Beukel and Andrew Wagner

By:    /s/ Matthew C. Kaufman
          As Attorney-in-Fact*

By:    /s/ Keith W. Abell
          As Attorney-in-Fact*

*Attorneys-in-Fact under Power of Attorney, dated January 4, 2002, as filed with the SEC as Exhibit 7(L) to the Schedule 13D/A for Moore Corporation Limited filed by Greenwich Street Capital Partners II, L.P. et al. on January 7, 2002.